Hi,

Here’s an update from Pinwheel!

Partnerships are picking up steam!

We are working on **exciting partnerships** with:

RedPocket	MVNO will be promoting and re-selling Pinwheel (contract pending, April)
Affinity Cellular	MVNO will be promoting and re-selling Pinwheel (contract signed)
Top 3 Wireless Provider (name redacted for NDA)	2nd meeting for this generation of discussions coming next week
TickTalk	Kids watch partnership. They will pass their cancelling customers to Pinwheel as they age out of the kids smart watch segment and into the kids phone space.
Angel Watch	same as above, another one.
Moochies	same as above two, another one.
Nokia	interest in putting PW on Nokia, possible Wal-Mart joint play (long term)
Best Buy	buyers indicated interest, moving to next step
Target	buyers indicated interest, moving to next step
AAA	including PW in email to 10M+ members later this year

The Product Team is Fired Up! 🔥

We are very excited to be launching a new app as well as a new AI monitoring tool soon!

PinwheelGPT

Our objectives are both cash and finding new places for customers to discover us. This could help with both… and more importantly could solve an age-old parental problem too!

We are building a synergistic app to our phone product that is free and readily accessible as well as a helpful and interesting product for parents and kids (our target customer). This only works because it's quick and low cost to build and a new marketing space in the world worth occupying by us.

Customer Problem:

How to give kids access to information, exploration, and discovery without exposing them to the entire www (which contains a bunch of adult stuff).

Solution:

Build a standalone app that interacts with chatgpt and adds in the required filtering to make the responses guaranteed to be kid safe.


PinwheelGPT
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- Parents can monitor the prompts and responses from their own app.
- Freemium offering. X Free prompts per month, $Y/month to upgrade.
- Current customers get X+ free prompts per month, also can upgrade to unlimited.
- We will make the app available for download in Apple's App Store and Google's Play Store and drive net new customers to this app as an entry point to our company.

Pinwheel Voyant (working title)

We are building an AI Large Language Model to monitor kids & teens text messages for signs of violence, bullying, self-harm, body image, medically concerning, substance, and sexual activity to better alert and inform parents of potential issues without requiring them to read everything kids are sending and saying.

In addition, we are working on automating other notifications about positive/neutral kids interactions as well, such as when a child was supportive, redirected negativity to positivity, showed emotional maturity, or just generally showing sentiment as "how they're doing" whether that's good, bad or in between.

We've worked with over 40 students in Georgia Tech's Masters in Computer Science department over the last 3 months in pulling this off, and the testing is going really well.

By the Numbers!

We decided with the Board to limit our spend on marketing in order to increase our runway resulting in our capital extending into Q4 2023. This is working, our YoY burn is way down from 2022 Q1 to 2023 Q1:

2022 Q1 Burn: -$568K
2023 Q1 Burn: -$365K

35% YoY improvement in burn

CAC is likewise way down:
2022 Q1 CAC: $156.98
2023 Q1 CAC: $108.61

-31% YoY improvement in CAC

KPIs

	Jan-23	Feb-23	Mar-23
Revenue	$ 316,652	$ 322,800	$ 348,942
Burn	($116,366)	($94,105)	($154,651)
Current Assets (Cash and Inventory)	$880,313	$837,025	$691,645
ARR growth (MRR net growth)	$6,222	($28,621)	$21,714
CAC (excluding personnel)	$107.43	$124.99	$93.40
CAC (including personnel)	$194.03	$220.47	$183.16
LTV	446.14	552.12	502.82
LTV:CAC	2.30	2.50	2.75

**LTV has been strong; churn was down YoY in March YoY by 10.6% (2.92% vs. 2.61%)*

A combination of factors has impacted customer growth:

- Decision to lower marketing spend and cut burn
- Q1 being our weakest seasonal period for demand
- the loss of Bark as a partner (they have their own product offering now)

Subscriper Growth

+52% YoY


Subscribers Growth
Total Subs
Added Subs
15000
10000
5000
0
6494
6969
7595
8270
8864
9276
10154
10318
10135
10446
10701
11586
11568
11477
11533
476
477
615
689
872
749
892
1160
695
545
687
1132
337
319
348
January 2022
February 2022
March 2022
April 2022
May 2022
June 2022
July 2022
August 2022
September 2022
October 2022
November 2022
December 2022
January 2023
February 2023
March 2023

Fundraising

We have short term debt lines from Stripe and Clearco ($550K available, none currently utilized).

We continue to have discussions with venture capital firms about raising a more substantial (~$5M) Series A.

In the meantime, to extend our runway to at least the end of 2023 we're launching a crowdfunding campaign (under Reg CF) that extends the terms of our November 2022 raise to new investors and, more importantly, to our customers. Check out our profile here, which is not actively promoted yet:

wefunder.com/pinwheel

More about this raise instrument:

- An SPV is created to hold all the crowdfunding money in one entity on our cap table.
- The instrument is not the same document as the last convertible note, rather the platform we're using, WeFunder, has their own template to match the needs of Reg CF (SPV etc). But the important terms mirror the last round ($23M cap, 8% interest convertible note).

If you are interested in adding money to this extension, please let me know.

Other departments quick hits:

Pinwheel is at 4.7 Stars across more than 750 reviews!

Amazon sales have increased, but we still need more reviews there. (100 sales in 2023)

Customer Care - Thriving! Let go of 2 low performers, put a new hiring process in place… we're getting great talent here.

Fulfillment - we are in process of cutting 15% off logistics and fulfillment costs while improving delivery times greatly ($50K/year) by moving to Fulfillment by Amazon.

Conclusion

A LOT of exciting movement here. We are rowing hard together in the same direction. I believe this year is starting a bit slow on sales but will finish strong.

You can book time with me here:

https://calendly.com/pinwheel/30min